SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35568; File No. 812-15758

AGTB Fund Manager, LLC, et al.

May 5, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: AGTB Fund Manager, LLC, TPG Twin Brook Capital Income Fund, Angelo, Gordon & Co., L.P., and certain of their affiliated entities as described in Appendix A to the application.

Filing Dates: The application was filed on April 17, 2025, and amended on May 2, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on May 30, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of

service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's

interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request,

and the issues contested. Persons who wish to be notified of a hearing may request notification by

e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Jenny B. Neslin, TPG

Twin Brook Capital Income Fund, 245 Park Avenue, 26th Floor, New York, NY 10167,

jneslin@tpg.com; and Rajib Chanda and Steven Grigoriou, Simpson Thacher & Bartlett LLP, 900 G

Street, NW, Washington, D.C. 20001.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Kris Easter

Guidroz, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825

(Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' first amended application, dated May 2, 2025, which may be

obtained via the Commission's website by searching for the file number at the top of this document,

or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office

of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.